UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to Be Included In Statements Filed

Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

International Shipping Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

46032U 10 8

(CUSIP Number)

Angeliki Frangou

International Shipping Enterprises, Inc.

1225 Franklin Avenue, Suite 325

Garden City, New York 11530

(516) 240-8025

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46032U 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Angeliki Frangou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 10,039,022 shares 8. Shared Voting Power 0 9. Sole Dispositive Power 10,039,022 shares 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,039,022 shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 25.16%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46032U 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Amadeus Maritime S.A., a Panama Corporation.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Panama	☐
6.	Citizenship or Place of Organization

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,333,140 shares 8. Shared Voting Power 0 9. Sole Dispositive Power 3,333,140 shares 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,140 shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 8.35%
14.	Type of Reporting Person (See Instructions) CO

The purpose of this Amendment No. 2 to the Schedule 13D previously filed by Angeliki Frangou on December 16, 2004 (“Schedule 13D”) is to disclose Angeliki Frangou’s intention to purchase shares of Common Stock (as defined below) of International Shipping Enterprises, Inc. Accordingly, only Item 4, the only applicable item, is reported on herein.

Item 4.    Purpose of Transaction

Ms. Frangou intends, directly or indirectly, to purchase, for an aggregate of up to $20,000,000, shares of Common Stock of the Issuer, subject to market conditions, beginning as early as 48 hours after the Issuer files Amendment No. 1 to its combined Proxy Statement/Registration Statement (Registration No. 333-124170), as filed initially with the Securities Exchange Commission on April 19, 2005. Purchases may be made from time to time through open market purchases, privately negotiated transactions, block trades or otherwise. Purchases are subject to the availability of stock, prevailing market conditions and the trading price of the shares. Ms. Frangou is not required to acquire any specific number of shares and may change her intent or discontinue or suspend purchasing at any time. All purchases will be made in accordance with all applicable rules and regulations, including Rule 10b-18 promulgated under the Securities Exchange Act of 1934. Ms. Frangou intends to vote any shares she acquires, together with the other shares which she beneficially owns and is entitled to vote, for the acquisition and change of domicile contemplated by the Proxy Statement/Registration Statement. The source of any such purchase will be from Ms. Frangou’s personal funds.

Other than as set forth above, the Reporting Persons have no present intention to sell or transfer a material amount of assets of the Issuer, make a material change in the capitalization or dividend policy of the Issuer, make any other material change in the Issuer’s business or corporate structure, or make a change in the Issuer’s charter or bylaws, or otherwise have any present plans or proposals which relate to or would result in any of the matters referred to in Item 4 of Schedule 13D.

Item 7.    Material to Be Filed as Exhibits

None.

Remainder of Page Intentionally Left Blank

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: May 27, 2005	/s/ Angeliki Frangou
Angeliki Frangou
Amadeus Maritime S.A.

Dated: May 27, 2005	By:	/s/ JOSE SILVA
Mr. Jose Silva President